Exhibit 99.7

PRESS RELEASE

United States: TotalEnergies Expands Its Investments in
Sustainable Forestry Operations to Preserve Carbon Sinks

Paris, July 22, 2025 – TotalEnergies signed an agreement with NativState, an Arkansas-based forest carbon project developer, to conserve forests from land conversion and heavy timber harvesting.

The transaction includes 13 Improved Forest Management (IFM) projects located in Arkansas, Louisiana, Mississippi and Tennessee, U.S.A, covering 100,000 hectares (247,000 acres) owned by more than 280 private family forest landowners. The carbon program managed by NativState offers landowners a sustainable income alternative to this region’s common practice of heavy timber harvesting while restoring forest health and improving carbon stocks.

This investment will support sustainable forest practices, such as identifying and preserving high conservation value forests, implementing best management practices for streamside management zones, improving forest species diversity, and conserving wildlife corridors. It will also generate social benefits to small landowners such as forestry management education and technical support, as well as financial benefits by giving them access to voluntary carbon markets.

All carbon credits generated by the project will be certified by the ACR, an internationally recognized carbon crediting program, and will be acquired by TotalEnergies. After prioritizing emission avoidance and reduction, the Company will use these credits from 2030 onwards to voluntarily offset part of its remaining direct Scope 1 & 2 emissions.

“TotalEnergies confirms its commitment to support the conservation and enhancement of carbon sinks, with local value creation”, said Adrien Henry, Vice President Nature Based Solutions at TotalEnergies. “We are thrilled to support NativState to scale up their operations, directly benefiting the environment and their local communities.”

“We, at NativState, are honored and deeply grateful for our partnership with TotalEnergies and our forest landowner families, which creates extraordinary opportunities to build a lasting legacy for small forest landowners in our communities across the southern United States while supporting TotalEnergies in addressing the challenges of global energy markets,” said Stuart Allen, NativState Founder and CEO. “It is a privilege to empower these landowners to embrace sustainable forestry practices, cultivating healthier lands and stronger communities for generations to come.”

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About TotalEnergies Nature Based Solutions

As part of its climate ambition, and in addition to its existing actions to avoid and reduce emissions, TotalEnergies works with many local partners around the world to develop and conserve natural carbon sinks, while helping to preserve or improve their biodiversity. These operations follow a long-term approach of sustainable and integrated economic development of areas with local communities. TotalEnergies plans to invest $100 million per year to build a portfolio of projects capable of generating at least 5 million metric tons of CO2e of carbon credits per year by 2030. These carbon credits will be used after 2030 to offset the Company's scope 1 & 2 emissions.

Learn more with our TotalEnergies’ Sustainability and Climate 2025 – Progress Report

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

About NativState

NativState LLC (www.nativstate.com) is a forest carbon development company partnering with small forest landowners across the southern United States to deliver access to global carbon markets. We work with landowners to improve and conserve their forests while realizing a financial return based on the creation of high-quality carbon credits sold to companies seeking to meet and exceed their carbon emission reduction goals. Using ACR’s Improved Forest Management (IFM) methodology and our forty-year carbon agreement, we work with landowners to provide a new source of income from their forests versus historical, intensive timber harvesting. Through this process NativState empowers forest owners with the ability to manage their properties sustainably and provide the co-benefits of improved water quality, improved biodiversity, and improved overall health of the forest.

NativState Media Contact

Mark Z. Fortune, Vice President, Marketing | 501-580-0550 | mfortune@nativstate.com

NativState

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l  presse@totalenergies.com  l  @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l  ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).